FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of October, 2004

INNEXUS BIOTECHNOLOGY, INC.

 (SEC File No. 0-50656)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

October 13, 2004

TSX-V: IXS

NEWS RELEASE

InNexus to Develop SuperAntibody for Treatment of Coronary Heart Disease (Plaque)

T15 demonstrates reduction of plaque by 20-25% in animal models

InNexus Biotechnology, Inc. is pleased to announce that it has received approval from the TSX Venture Exchange for the acquisition of monoclonal antibodies and related intellectual property from ImmPheron Inc. of Lexington, Kentucky. InNexus intends to initiate the product development of the S(T15) SuperAntibody as its lead SuperAntibody product as it believes that S(T15) represents, potentially, the most efficacious product currently in the marketplace or in development for reducing plaque in the treatment of Coronary Heart Disease (“CHD”).

Dr. A. Charles Morgan, President, said, “I’m extremely proud of the progress we have made with our S(T15) SuperAntibody product for the treatment of CHD.  We are on track for clinical development and believe this SuperAntibody represents the best opportunity for treatment of plaque.”

A major factor of CHD is the build-up of plaque.  When the coronary arteries become narrowed or clogged by fat and cholesterol deposits, the heart is starved of needed blood supply.  Recent studies show the number of total prevalent cases of CHD will be approximately 217 million in 2012.  The market for CHD products is expected to reach $15 billion in 2007, growing to $23 billion in 2012.  Current treatment is based on the use of statins, which lower cholesterol levels and represent over $10 billion in annual sales.  Statins have demonstrated only a 1% reduction of plaque in arteries.  Recently Atherogenics Inc. (NASDAQ: AGIX) announced a novel anti-inflammatory agent that they claim demonstrated a 3.8% reduction in plaque in clinical studies.

The treatment approach and distinctive mechanism of action of the S(T15) SuperAntibody has been demonstrated in animal models to reduce plaque by 20-25%.  There is no guarantee that such results will translate into clinical efficacy, though the same animal model used for evaluation has been used for evaluation of other anti-plaque drugs.

InNexus and ImmPheron have filed for intellectual property protection for the use of this SuperAntibody for the treatment of CHD.   InNexus believes its intellectual property positioning of SuperAntibody Technology and specific claims for product indications will enable it to fully protect this treatment approach for CHD and enable it ultimately to co-develop or out-license the product to partners.

About InNexus

InNexus is developing the next generation of therapeutic, monoclonal antibodies using its SuperAntibody Technology Platform.  InNexus intends to apply this technology to improve the potency of existing antibody products while opening new markets and disease applications with other forms of SuperAntibodies.  InNexus will develop the technology through partnerships with biotechnology and pharmaceutical companies while pursuing development of its own products for unmet medical needs. To learn more about InNexus please visit the Company's website: www.innexusbiotech.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

/s/ Alton C. Morgan

Dr. A. Charles Morgan

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Contacts

InNexus  Contact:

Business Development:

Investor Relations:

Telephone (toll-free): 1-877-990-8382

Toll-free: 1-866-990-8382 or

Fax:  (425) 696-0068

         1-888-271-0788

      Email:  business@innexusbiotech.com

        investor@innexusbiotech.com

October 14, 2004

     TSX-V: IXS

NEWS RELEASE

InNexus Biotechnology Inc. has agreed to a non-brokered private placement of 2,700,000 Shares Units at $0.45 per Share, subject to acceptance for filing by the TSX Venture Exchange.

A finder’s fee of 8% will be paid on closing.  In addition, InNexus has agreed to grant Williams de Broe PLC of London, UK a non-transferable option to acquire up to 200,000 common shares of the Company at a price of $0.45 per share, exercisable for a period of two years from the closing of the offering.

The net proceeds of this placement will be applied to general working capital.

About InNexus

InNexus is developing the next generation of therapeutic, monoclonal antibodies using its SuperAntibody Technology Platform.  InNexus intends to apply this technology to improve the potency of existing antibody products while opening new markets and disease applications with other forms of SuperAntibodies.  InNexus will develop the technology through partnerships with biotechnology and pharmaceutical companies while pursuing development of its own products for unmet medical needs. To learn more about InNexus please visit the Company's website: www.innexusbiotech.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology, Inc.

/s/ Alton C. Morgan

Dr. A. Charles Morgan

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Contacts

InNexus  Contact:

Business Development:

Investor Relations:

Telephone (toll-free): 1-877-990-8382

Toll-free: 1-866-990-8382 or

Fax:  (425) 696-0068

         1-888-271-0788

      Email:  business@innexusbiotech.com

        investor@innexusbiotech.com

October 21, 2004

TSX-V: IXS

NEWS RELEASE

InNexus to Present at Rodman and Renshaw Techvest in New York

InNexus Biotechnology, Inc. is pleased to announce today that it will be participating in the Rodman & Renshaw Techvest 6th Annual Healthcare Conference, to be held October 26-28, 2004 at the Waldorf Astoria Hotel in New York.   InNexus will be presenting on Thursday, October 28, 2004 at 9:25 AM EDT and will be describing its SuperAntibody Technology Platform and its first potential SuperAntibody Product, S(T15), for treating plaque in Coronary Heart Disease.

InNexus's audio presentation will be broadcast live over the Internet. The presentation will be available as a live audio and visual webcast on the company's website at www.innexusbiotech.com or at  http://www.wallstreetwebcasting.com/webcast/rrshq4/innexus and will be available for 90 days thereafter.

About InNexus

InNexus is developing the next generation of therapeutic, monoclonal antibodies using its SuperAntibody Technology Platform.  InNexus intends to apply this technology to improve the potency of existing antibody products while opening new markets and disease applications with other forms of SuperAntibodies.  InNexus will develop the technology through partnerships with biotechnology and pharmaceutical companies while pursuing development of its own products for unmet medical needs. To learn more about InNexus please visit the Company's website: www.innexusbiotech.com

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts and are subject to risks and uncertainties which could cause actual results and the timing of certain events to differ materially from those set forth in or implied herein including, without limitation, risks associated with clinical development, regulatory approvals, product commercialization, intellectual property claims litigation and other risks associated with the Company’s proposed activities.

On behalf of the Board of Directors of InNexus Biotechnology Inc.

/s/ Alton C. Morgan

Dr. A. Charles Morgan

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Contacts

InNexus  Contact:

Business Development:

Investor Relations:

Telephone (toll-free): 1-877-990-8382

Toll-free: 1-866-990-8382 or

Fax:  (425) 696-0068

          1-888-271-0788

      Email:  business@innexusbiotech.com

        investor@innexusbiotech.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNEXUS BIOTECHNOLOGY, INC.

Date   November 3, 2004

By:     /s/ Stuart Rogers

Stuart Rogers

Director